Exhibit 99.5

CONSENT OF GLJ LTD.

We hereby consent to the use of and reference to our name and our reports, and the inclusion of information derived from our reports, evaluating Vermilion Energy Inc.’s (the “Company”) petroleum and natural gas reserves as at December 31, 2022, in the Company’s Annual Information Form, news releases and investor presentations.

Yours truly,

GLJ LTD.

Jodi L. Anhorn, M.Sc., P. Eng.
President & CEO

Calgary, Alberta

February 14, 2023

1920, 401 – 9th Ave SW Calgary, AB, Canada T2P 3C5 I teI 403-266-9500 I gIjpc.com